Mail Stop 3561

November 13, 2009

Mr. Brad Houtkin
President and Chief Financial Officer
Arbor Entech Corp
7100 Island Blvd., Slip 21
Aventura, FL 33160

      Re: Arbor Entech Corp
              Form 10-Q for Fiscal Quarter Ended July 31, 2009
              Filed September 14, 2009
              File No. 000-30432

Dear Mr. Houtkin:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended July 31, 2009
Item 4T. Controls and Procedures, page 8

1. We note your statement that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives." Given this qualification, please confirm in future filings you will revise your disclosure to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, the reference to reasonable assurance could be removed from the disclosure.

<u>Section 302 Certification</u>

2. We note that your Section 302 certification does not comply with Item 601(31) of Regulation S-K in the following respects:
    - You included the title of the certifying individual at the beginning of the certification. This title should be removed.
    - The head note to paragraph 4 should state that you are responsible for establishing and maintaining disclosure controls and procedures <u>and</u> internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)
    - You are missing paragraph 4(b) as defined in Item 601(31) of Regulation S-K.

    Please revise your certifications to address the matters noted above.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Brian Bhandari, Branch Chief at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services